UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549


                             Form N-54A

   NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION
                           54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

                                Name:

                          Eneftech Corporation

            	Address of Principal Business Office:

                            P.O. Box 6162
                          Burbank, CA 77040

                           Telephone Number:

                             (310) 994-4408



          Name and Address of Agent for Service of Process:

                      Stephen Stotesbery, President
                           Eneftech Corporation
                               P.O. Box 6162
                             Burbank, CA 77040

                                 Copy to:

                               James A. Reskin
                             Reskin & Associates
                     520 South Fourth Avenue, Suite 400
                           Louisville, KY 40202-2577

 Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form 10SB File No. 000-32677 , filed May 8, 2001.

[ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Texas and with its principal place of business in California; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Burbank and State of California on this 27th day of October 2004.

                       			 By: /s Stephen Stotesbery
 						Name:	Stephen Stotesbery
							President